SANDVIK

Our date
2007-11-19

Our reference

Your date

Your reference

Attending to this matter, tel. direct line, fax direct line
KF/Anders Örbom, +46 26 26 10 30

RECEIVED
NOV 26 2007
PROCESSING SECTION
WASH, D.C.
160

Commission File No. 82-1463

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 10549
USA

Attention: Office of International
Corporate Finance, Mr Samuel Wolff,
Special Counsel

SUPPL

Re: Exemption Under Exchange Act
Rule 12g3-2(b); Commission
File No, 82-1463

Dear Sir:

In connection with the exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "Act") granted to Sandvik AB by the Securities and Exchange Commission (the "Commission") pursuant to Rule 12g3-2(b) promulgated under the Act, enclosed is Sandvik AB Report on the third quarter 2007, dated 26 October 2007, which is being submitted under Rule 12g(b)1)(iii).

Sincerely,

SANDVIK AKTIEBOLAG; (publ)

07028290

Anders Örbom
Group Treasurer and VP Finance

PROCESSED
NOV 30 2007
THOMSON
FINANCIAL

dew 11/29

SEC-brev Report 2nd quarter 2006

Postal address	Public Company (publ)	Telephone	Telefax
SANDVIK AB SE-811 81 SANDVIKEN SWEDEN	Reg.No 556000-3468 VAT No. SE663000060901 www.sandvik.com	+46 26 26 00 10	+46 26 26 10 76

K 003

Sandvik Q3

PRESS RELEASE 26 October 2007 Interim report on the third quarter 2007

CONTINUED STRONG GROWTH

- Order intake +11%*, SEK 21,259 M.
- Invoiced sales +16%*, SEK 21,216 M.
- Operating profit +25%, SEK 3,563 M.
- Profit after financial items +20%, SEK 3,104 M.
- Profit for the period +26%, SEK 2,299 M.
- Return on capital employed 29.1% (26.5%).
- Cash flow -25%, SEK 2,103 M.
- Earnings per share +28%, SEK 1.85.



Tanya Fratto, President of Diamond Innovations, talking to Sandvik Group President Lars Pettersson and Anders Thelin, President of Sandvik Tooling, at the Capital Markets Day in September.

INVOICED SALES*


18 +14
45 +19
14 +28
8 +19
6 +21
9 -6
Share of the group, %
Change, %

"The underlying driving forces remained strong and demand for Sandvik's products was high during the third quarter. High volumes and capacity utilization offset the usual seasonal weakening," says Sandvik President and CEO Lars Pettersson.

"Invoicing increased in price and volume by 16%, amounting to more than SEK 21 billion. Operating profit rose by 25% to SEK 3.6 billion, and the operating margin amounted to 16.8%. It is satisfying that the integration of the most recent acquisitions is proceeding as planned, which further strengthens our positioning in areas with high growth and strong profitability."

KEY FIGURES

SEK M	Q3/07	Q3/06	Q1-3/07	Q1-3/06
Order intake	21 259	18 627	68 440	58 743
Invoiced sales	21 216	17 857	63 627	52 919
Operating profit	3 563	2 854	11 194	8 703
Earnings per share, SEK [1)]	1.85	1.45	6.00	4.60

1) Values for 2006 recalculated after split 5:1.

BUSINESS AREAS – INVOICED SALES*


+9%

Sandvik Tooling


+19%

Sandvik Mining and Construction


+23%

Sandvik Materials Technology

* Percentage change compared to the same quarter in the preceeding year at fixed exchange rates for comparable units.

For additional information please call +46 (0) 26-26 10 23 or visit www.sandvik.com

Financial overview

INCOME STATEMENT SEK M	Q3 2007	Q3 2006	Change %	Q1-3 2007	Q1-3 2006	Change %
Order intake	21 259	18 627	+14 [1]	68 440	58 743	+17 [1]
Invoiced sales	21 216	17 587	+21 [2]	63 627	52 919	+20 [2]
Operating profit	3 563	2 854	+25	11 194	8 703	+29
%	16.8	16.2		17.6	16.4	
Profit after financial items	3 104	2 583	+20	10 265	7 963	+29
%	14.6	14.7		16.1	15.0	
Profit for the period	2 299	1 826	+26	7 511	5 753	+31
%	10.8	10.4		11.8	10.9	
of which shareholders' interest	2 191	1 732	+27	7 137	5 465	+31
Earnings per share, SEK *	1.85	1.45	+28	6.00	4.60	+30

* Calculated on the basis of the shareholders' share of profit for the period. Values for 2006 recalculated after split 5:1.
1) +11% and +17% respectively at fixed exchange rates for comparable units.
2) +16% and +20% respectively at fixed exchange rates for comparable units.

KEY FIGURES	Q3 2007	Q3 2006	Full-year 2006
No. of shares outstanding at end of period ('000) [2]	1 186 287	1 186 287	1 186 287
Average no. of shares ('000) [2]	1 186 287	1 186 287	1 186 287
Tax rate, %	26	29	27
Return on capital employed, % [1]	29.1	26.5	27.6
Return on total equity, % [1]	36.4	31.1	31.8
Shareholders' equity per share [2]	21.80	20.90	22.00
Net debt/equity ratio	1.1	0.7	0.6
Equity/assets ratio, %	33	40	41
Net working capital, %	32	29	27
No. of employees	46 174	41 126	41 743

1) Rolling 12 months.
2) Values for 2006 recalculated after split 5:1.

ORDER INTAKE AND INVOICED SALES BY MARKET AREA

Third quarter 2007

Market area	Order intake SEK M	Change* %	Change* %[1]	Share %	Invoiced sales SEK M	Change* %	Share %
Europe	9 186	+8	+4	43	9 539	+19	45
NAFTA	4 081	+20	+20	19	3 820	+14	18
South America	1 072	-2	-2	5	1 360	+21	6
Africa/Middle East	1 502	-4	-4	7	1 704	+19	8
Asia	3 065	+22	+22	15	2 891	+28	14
Australia	2 353	+17	-1	11	1 902	-6	9
Total	21 259	+11	+8	100	21 216	+16	100

* At fixed exchange rates for comparable units.
1) Excluding project orders.

Sales


INVOICED SALES
SEK M Quarter
SEK M Rolling
25 000
20 000
15 000
10 000
5 000
0
100 000
80 000
60 000
40 000
20 000
0
05
06
07
Quarter
Rolling 12 months


ORDER INTAKE
SEK M Quarter
SEK M Rolling
25 000
20 000
15 000
10 000
5 000
0
100 000
80 000
60 000
40 000
20 000
0
05
06
07
Quarter
Rolling 12 months

Invoicing during the third quarter amounted to SEK 21,216 M (17,587), an increase of 21% in total and of 16%, excluding currency effects for comparable units. Changed currency rates had a negative impact of 1% on invoicing. For Sandvik Tooling, the increase for comparable units excluding currency effects was 9% and for Sandvik Mining and Construction 19%. The increase for Sandvik Materials Technology was 23%, of which about 20% was attributable to price compensation for increased raw materials prices.

Order intake totaled SEK 21,259 M (18,627), representing an increase of 14% in total, and 11% excluding currency effects for comparable units. Changed exchange rates affected order intake negatively by 1%. Growth excluding currency effects for comparable units was 10% for Sandvik Tooling, 24% for Sandvik Mining and Construction and -6% for Sandvik Materials Technology. Adjusted for major project orders, growth was 8% in the Group and 15% for Sandvik Mining and Construction.

Demand for Sandvik's products remained stable during the quarter. Sandvik Tooling and Sandvik Mining and Construction reported high growth. For Sandvik Materials Technology, order intake from distributors was adversely impacted by declining nickel prices, which means that orders for standard products were postponed, in accordance with an earlier identified pattern.

In **Europe**, demand was stable in most markets. There was a high activity level in energy-related industries, the engineering industry, the automotive industry and the mining and construction industries. Order intake rose by 8%.

In **NAFTA**, growth improved, particularly for Sandvik Mining and Construction, and order intake rose by 20%. Demand remained weak from the US automotive industry, but this trend was offset by high demand from the mining, oil/gas, aerospace, petrochemical and process industries. A number of large orders were secured for equipment to underground mines.

The trend in **South America** and **Africa/Middle East** is driven mainly by the ongoing high investment and production rates in the mining industry. However, order intake declined by 2% and 4%, respectively, due to the normal fluctuations in the pattern of orders from large customers of Sandvik Mining and Construction.

Demand in **Asia** continued to develop positively and order intake rose by 22%. Growth remained favorable in a number of segments, principally China, India and Japan.

In **Australia**, demand was highly favorable in the mining and process industries, mainly with regard to equipment. In total, order intake in Australia rose by 17%, but declined by 1% adjusted for project orders.

CHANGE %	INVOICED SALES				ORDER INTAKE			
	Q3 2007	Q3 2006	Q1-3 2007	Q1-3 2006	Q3 2007	Q3 2006	Q1-3 2007	Q1-3 2006
Price/volume	+16	+15	+20	+12	+11	+14	+17	+15
Structural	+5	+2	+3	+1	+4	+2	+3	+2
Currency	-1	-3	-3	+2	-1	-3	-3	+2
Total	+21	+13	+20	+15	+14	+13	+17	+19

Earnings and return


OPERATING PROFIT
SEK M
Quarter
Per cent
5 000
4 000
3 000
2 000
1 000
0
20
16
12
8
4
0
05
06
07
Quarter
Operating margin, %


RETURN
Per cent
Per cent
40
30
20
10
0
05
06
07
Return on capital employed (rolling 12 months)
Return on equity (rolling 12 months)

Operating profit in the third quarter amounted to SEK 3,563 M, an increase of 25% compared with the corresponding quarter a year earlier. The operating margin improved to 16.8% of invoicing (16.2). The trend in the underlying profitability was positive and all business areas reported increased operating profit and operating margin relative to the preceding year. Acquisition-related adjustments totaling SEK -90 M, costs of about SEK 100 M as a result of production disruptions at Sandvik Materials Technology and negative currency effects of approximately SEK 140 M were offset by higher sales volumes, positive price trends and improved internal efficiency combined with an enhanced product mix. The companies acquired in the past year performed favorably in terms of volume and profitability.

Net financial items were an expense of SEK 459 M (expense: 271), primarily due to a higher level of net borrowings and company acquisitions. **Profit after financial income and expenses** increased by 20% to SEK 3,104 M (2,583), 14.6% of invoicing. **Tax** amounted to SEK 805 M (757), which corresponds to a tax rate of 25.9%. The somewhat lower tax rate is primarily attributable to positive effects from adjustments of tax reserves. **Profit for the period** increased by 26% to SEK 2,299 M (1,826). **Earnings per share** rose by 28% to SEK 1.85 (1.45).

Cash flow from operating activities amounted to SEK 2,103 M (2,788). During the quarter, working capital increased by SEK 1,040 M, or 3.9% in volume, mainly as a result of consequences of increased business volumes. **Investments** amounted to SEK 4,064 M (1,444), of which acquisitions accounted for SEK 2,814 M. Cash flow after investments was negative in an amount of SEK 1,797 M (neg: 1,373) for the quarter.

Total assets increased by SEK 18,522 M compared with 30 September in the preceding year, mainly as a result of company acquisitions and higher business volumes. **The return on capital employed** rose to 29.1% (26.5) based on an improved operating margin. Excluding major acquisitions, return totaled 30.2%. **The return on shareholders' equity** amounted to 36.4% (31.1).


CASH FLOW
from operations
SEK M
Quarter
SEK M
Rolling
4 000
3 000
2 000
1 000
0
10 000
7 500
5 000
2 500
0
05
06
07
Quarter
Rolling 12 months


EARNINGS PER SHARE
SEK
SEK
8
6
4
2
0
05
06
07
Rolling 12 months

Sandvik Tooling

Sandvik Tooling's order intake in the third quarter amounted to SEK 5,991 M (5,268), up 10% for comparable units excluding currency effects. Invoicing totaled SEK 5,982 M (5,298), an increase of 9% from the preceding year for comparable units excluding currency effects.

The market trend remained favorable and demand for metal-cutting tools increased further, particularly for cemented-carbide and diamond-based tools. In Europe, demand rose further from an already high level, and in NAFTA, the total demand rose, for example, through a positive trend in the aerospace industry. The trend remained positive in South America, Eastern Europe and Asia, with a particularly strong trend observed in Russia, China and Japan.

Demand from the engineering industry, the oil/gas and automotive industries remained high, while it increased within the aerospace industry in NAFTA. Activity in the car industry was strong in Asia and parts of Europe, but remained weak in North America.

Sandvik Tooling secured its market-leading position by increasing its market shares. Order intake and invoicing rose as a result of strong market demand and successful introductions of new products, and sales of these increased at a more rapid pace than total sales.

The work involving the integration of Diamond Innovations is proceeding according to plan. Demand and profitability continued to develop positively during the quarter. The quarter was charged with approximately SEK 50 M in acquisition-related adjustments.

Operating profit improved by 17% compared with the third quarter of 2006 and amounted to SEK 1,442 M (1,235). The operating margin totaled 24.1% (23.3). The profit increase was mainly attributable to high volumes, favorable price trends, high capacity utilization, a better product mix and completed efficiency enhancements. Diamond Innovations had an adverse effect of about 1 percentage points on the operating margin. Changed currency rates had an insignificant impact on earnings. The return on capital employed declined marginally to 33.7% (33.8). Excluding Diamond Innovations, the return on capital employed rose to 36.3%.



Dormer recently inaugurated a facility in Rovereto, Italy. Among others, the photo shows Anders Thelin, President of Sandvik Tooling (left) and Guglielmo Valduga, Mayor of Rovereto. Sandvik now has a cutting-edge production unit with scope for expansion for the manufacture of high-speed steel tools.

SANDVIK TOOLING

SEK M	Q3 2007	Q3 2006	Change %	Q1-3 2007	Q1-3 2006	Change %
Order intake	5 991	5 268	+10 *	18 752	17 057	+10 *
Invoiced sales	5 982	5 298	+9 *	18 303	16 760	+9 *
Operating profit	1 442	1 235	+17	4 447	3 843	+16
%	24.1	23.3		24.3	22.9	
Return on capital employed	33.7	33.8		33.7	33.8	
Number of employees	16 335	15 017	+9			

* At fixed exchange rates for comparable units.

Sandvik Mining and Construction

Sandvik Mining and Construction's order intake in the third quarter amounted to SEK 9,077 M (6,717), up 24% for comparable units excluding currency effects. Adjusted for large project orders, the increase was 15%. Invoicing for comparable units excluding currency effects rose 19% to SEK 8,424 M (6,518).

As a result of the high demand for investment-related products and project solutions, the share of equipment and projects rose during the quarter to slightly more than 55% and the aftermarket share accounted for slightly less than 45%.

Demand for equipment for increasing efficiency and capacity in the mining and construction industries remained high in the third quarter. Sandvik Mining and Construction is well-positioned as the leading supplier of complete advanced comprehensive solutions for underground mining and as a leading supplier of advanced products in selected niches in surface mining and construction work. The substantial increase in demand entailed longer lead times and a higher level of tied-up capital. Efforts are ongoing to increase capacity in the internal organization as well as among subcontractors.

Demand for machinery, tools and service from Sandvik Mining and Construction remained strong from underground mining, surface mining and the construction industry in all geographic regions. Demand was particularly favorable in Australia, Asia, NAFTA and Europe, where order intake rose sharply. Demand in the prospecting customer segment was particularly strong and the order intake trend was better than expected.

The integration of the acquired British companies Extec and Fintec proceeded successfully during the quarter. This strengthens the position of Sandvik Mining and Construction within the mobile crusher application area. Demand and profitability developed positively during the quarter. Acquisition-related adjustments were charged against profit for the quarter in an approximate amount of SEK 40 M.

Operating profit in the third quarter rose by 32% to SEK 1,260 M (952) or 15.0% of invoicing. The increase was primarily attributable to higher volume and high capacity utilization, combined with increased efficiency. Changed exchanged rates had a negative effect of approximately SEK 75 M on earnings. The return on capital employed increased to 31.9% (30.6). Excluding Extec and Fintec, the return was 33.2%.



Material processing facilities represent some of the investment-related project solutions offered by Sandvik Mining and Construction. The picture shows a Sandvik Reclaimer PR200 working in Port of Dampier in Parker Point, Australia.

SANDVIK MINING AND CONSTRUCTION

SEK M	Q3 2007	Q3 2006	Change %	Q1-3 2007	Q1-3 2006	Change %
Order intake	9 077	6 717	+24 *	27 902	21 728	+25 *
Invoiced sales	8 424	6 518	+19 *	23 908	18 097	+28 *
Operating profit	1 260	952	+32	3 631	2 670	+36
%	15.0	14.6		15.2	14.8	
Return on capital employed	31.9	30.6		31.9	30.6	
Number of employees	14 605	11 851	+23			

* At fixed exchange rates for comparable units.

Sandvik Materials Technology

Sandvik Materials Technology's order intake in the third quarter amounted to SEK 4,729 M (5,359), down 6% compared with a strong corresponding quarter in the preceding year, excluding currency effects for comparable units. Invoiced sales amounted to SEK 5,363 M (4,501), an increase of 23% excluding currency effects for comparable units. Price compensation for higher raw materials prices had a positive effect of about 4 percentage points and about 20 percentage points respectively on order intake and invoicing.

The price of nickel declined to slightly more than USD 30,000/ton during much of the quarter. The rapidly falling nickel price meant that certain customer groups postponed their orders anticipating that this would also generate lower price compensation for raw materials on products. The order intake for the distributor-based sales of standard products was negatively impacted, but demand for high value-added niche products from Sandvik Materials Technology remained highly favorable from such sectors as oil/gas, energy, medical technology, chemicals and petrochemical industries.

Measures to correct production disruptions during the latter part of the quarter entailed restrictions in delivery capacity, increased costs and a higher level of tied-up capital. The negative impact on operating profit is estimated at approximately SEK 100 M and about 2 percentage points on the operating margin.

The acquisition of the Doncasters Medical Technologies division from Doncasters Group Ltd was concluded on 13 July. Combined with Sandvik Materials Technology's other medical technology operations, the division will form a new product area, Sandvik MedTech.



The oil and gas industry was one of the sectors with strong demand for high value-added niche products from Sandvik Materials Technology during the quarter.

Operating profit in the third quarter increased compared with the preceding year, primarily due to a better product mix, a favorable price trend and increased internal efficiency. Operating profit increased by 31% to SEK 621 M (473) or 11.6% of invoicing. Changed exchanged rates had a marginally negative impact on earnings. Return on capital employed increased to 20.0% (15.9). Excluding the acquisition of Doncasters Medical Technologies, return on capital employed was 20.3%.

SANDVIK MATERIALS TECHNOLOGY

SEK M	Q3 2007	Q3 2006	Change %	Q1-3 2007	Q1-3 2006	Change %
Order intake	4 729	5 359	-6 *	17 188	15 835	+13 *
Invoiced sales	5 363	4 501	+23 *	16 949	14 003	+24 *
Operating profit	621	473	+31	2 349	1 552	+51
%	11.6	10.5		13.9	11.1	
Return on capital employed	20.0	15.9		20.0	15.9	
Number of employees	8 960	8 516	+5			

* At fixed exchange rates for comparable units.

First nine months of 2007

Order intake for the first nine months of 2007 amounted to SEK 68,440 M (58,743), representing an increase of 17% in total, and 17% excluding currency effects for comparable units. Invoiced sales totaled SEK 63,627 M (52,919), an increase of 20% in total, and 20% excluding currency effects for comparable units.

Operating profit for the January–September period amounted to SEK 11,194 M (8,703), representing an increase of SEK 2,491 M, or 29%. The operating margin was 17.6% (16.4). Changed currency rates had a negative impact of approximately SEK 740 M on earnings from the beginning of the year.

Net financial items were an expense of SEK 929 M (expense: 740) and profit after financial income and expenses amounted to SEK 10,265 M (7,963), an increase of 29%. The tax rate was 26.8% and profit for the period amounted to SEK 7,511 M (5,753). Earnings per share amounted to SEK 6.00 (4.60).

Cash flow from operating activities amounted to SEK 4,194 M (6,644). The Group's investments in fixed assets amounted to SEK 3,437 M (3,403). Company acquisitions amounted to SEK 5,700 M. After investments, acquisitions and divestments, cash flow was negative in an amount of SEK 4,273 M (2,532).

The number of employees amounted to 46,174 (41,743 at 31 December 2006), an increase of 2,686 persons for comparable units from the beginning of the year.

Significant events

- On 13 July, the acquisition of Doncasters Medical Technologies was finalized. Accordingly, the unit, with the new name of Sandvik Medical Solutions, will be included in the Sandvik MedTech product area within the Sandvik Materials Technology business area.
- On 16 July, the new unit for the production of cemented-carbide inserts in Münsingen, Germany, was inaugurated. The unit is one of the world's most modern for the production of metal-cutting tools and increases capacity and cost efficiency within Sandvik Tooling.
- During the quarter, the process to discontinue Sandvik Tooling's high-speed steel drill production in Worksop, in the UK, was concluded. The bulk of production was transferred to the production unit in Saõ Paolo, Brazil. This entailed a significant enhancement of efficiency in the production processes.

Parent Company

The Parent Company's invoicing during the first nine months was SEK 15,434 M (12,815) and operating profit amounted to SEK 674 M (374). Earnings from participations in Group companies pertain mainly to dividends from these and amounted to SEK 3,319 M (3,569). As part of the Group's financing of dividends, redemption of shares and acquisitions, the Parent Company's borrowing increased during 2007. Interest-bearing liabilities less cash and cash equivalents and interest-bearing assets amounted to SEK 11,678 M (4,445 on 31 December 2006). Investments in fixed assets amounted to SEK 802 M (682).

Acquisitions and divestments

The acquisition of Doncasters Medical Technologies was finalized on 13 July.

For the first three quarters of 2007, the accumulated positive net effect of acquisitions was SEK 1,761 M on invoicing, SEK 52 M on profit for the period after income taxes, including acquisition-related adjustments of SEK -94 M and 2,105 on the number of employees.

The operating result in the third quarter was charged with SEK 90 M in acquisition-related adjustments.

The total purchasing price relating to company acquisitions during the first three quarters amounts to SEK 6,018 M. Of the purchasing price, a preliminary amount of SEK 5,099 M pertains to goodwill and other intangible assets.

Acquisitions during the latest 12 months

Business area	Company/unit	Time	Turnover, SEK M	No. of employees
Sandvik Materials Technology	Metso Powdermet, Sweden	Q4/06	90	13
Sandvik Tooling	Rexam EMD, USA	Q4/06	50	-
Sandvik Mining and Construction	Shark Abrasion Systems, Australia	Q1/07	70	10
Sandvik Tooling	Diamond Innovations, USA	Q1/07	>1 000	600
Sandvik Mining and Construction	Hydramatic Engineering, Australia	Q1/07	330	290
Sandvik Mining and Construction	Extec, UK	Q2/07	1 800	450
Sandvik Mining and Construction	Fintec, UK	Q2/07	560	325
Sandvik Materials Technology	Doncasters Medical Technologies, UK	Q3/07	500	430

Divestitures during the latest 12 months

Sandvik Materials Technology	Outokumpu Stainless Tubular Products, minority share 11.6 %	Q2/07		
Sandvik Materials Technology	Sandvik Sorting Systems	Q2/07	1 000	300

Risks and uncertainty factors

Sandvik is a global group represented in 130 countries and is as such exposed to a number of commercial and financial risks. Accordingly, risk management is an important process in relation to established targets. In Sandvik, efficient risk management is an ongoing process conducted within the framework of business control, and is a logical step in ongoing operations follow-up. For a more in-depth analysis of risks, refer to Sandvik's 2006 Annual Report.

2008 Annual General Meeting

The Board of Directors has decided that the 2008 Annual General Meeting will be held in Sandviken on 29 April 2008 at 5.00 p.m. The notice to convene the Meeting will be made in the usual manner.

Accounting principles

This interim report was prepared in accordance with IFRS, applying IAS 34, Interim Financial Reporting. The same accounting and valuation principles were applied as in the most recent annual report.

Sandviken, 26 October 2007
Sandvik AB; (publ)

Lars Pettersson
President and CEO

The information is such that under the Securities and Clearing Operations Act Sandvik is obligated to publish it. The information was submitted for publication on 26 October at 8.00 a.m.

Review report

Introduction

We have conducted a review of the financial interim information for Sandvik AB at 30 September 2007 and of the nine-month-period ending on that date. The Board of Directors and the President are responsible for preparing this interim report in accordance with IAS 34 and the Annual Accounts Act. Our responsibility is to express an opinion on this interim report based on our review.

Focus and scope of the review

We conducted our review in accordance with the Standard on Review Engagements (SÖG) 2410, Review of Interim Financial Information Performed by the Independent Auditor of the Entity issued by FAR. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with the Standards on Auditing in Sweden RS and other generally accepted auditing practices. The procedures performed in a review do not enable us to obtain a level of assurance that would make us aware of all significant matters that might be identified in an audit. Therefore, the conclusion expressed based on a review does not provide the same level of assurance as a conclusion expressed based on an audit.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim report for the Group, in all material respects, is not prepared in accordance with IAS 34 and the Annual Accounts Act, and the interim report for the Parent Company is not prepared in accordance with the Annual Accounts Act.

Stockholm, 26 October 2007
KMPG Bohlins AB

Caj Nackstad

Authorized Public Accountant

Calendar 2008:

31 Jan	Fourth-quarter and full-year report 2007
29 Apr	First-quarter report 2008 and AGM
18 Jul	Second-quarter report 2008
4 Sep	Capital Markets Day
30 Oct	Third-quarter report 2008

Appendices:

1. Brief overview of the Group.
2. Brief overview of the Parent Company.
3. Invoicing and operating profit.

The report for the third quarter of 2007 was subject to a special audit by the company's auditors.The report for the fourth quarter of 2007 will be published on 31 January 2008.

Additional information may be obtained from Sandvik Investor Relations at tel. +46 (0)26-26 10 23 or by e-mail to info.ir@sandvik.com

A combined presentation and teleconference will be held on 26 October 2007 at 2.00 p.m. at the Operaterassen venue in Stockholm.

Appendix 1

The Group in brief

INCOME STATEMENT SEK M	Q3 2007	Q3 2006	Change %	Q1-3 2007	Q1-3 2006	Change %
Revenues	21 216	17 587	+21	63 627	52 919	+20
Cost of sales and services	-14 152	-11 667	+21	-41 728	-34 476	+21
Gross profit	7 064	5 920	+19	21 899	18 443	+19
% of revenues	33.3	33.7		34.4	34.9	
Selling expenses	-2 510	-2 211	+14	-7 606	-6 924	+10
Administrative expenses	-679	-602	+13	-2 155	-1 872	+15
Research and development costs	-434	-353	+23	-1 300	-1 160	+12
Other operating income and expenses	122	100	+22	356	216	+65
Operating profit	3 563	2 854	+25	11 194	8 703	+29
% of revenues	16.8	16.2		17.6	16.4	
Financial income	71	53	+34	298	198	+51
Financial expenses	-530	-324	+64	-1 227	-938	+31
Net financing cost	-459	-271	+69	-929	-740	+26
Profit after financial items	3 104	2 583	+20	10 265	7 963	+29
% of revenues	14.6	14.7		16.1	15.0	
Income tax expense	-805	-757	+6	-2 754	-2 210	+25
Profit for the period	2 299	1 826	+26	7 511	5 753	+31
% of revenues	10.8	10.4		11.8	10.9	
of which minority interests	108	94	+15	374	288	+30
of which shareholders' interest	2 191	1 732	+27	7 137	5 465	+31
Earnings per share, SEK	1.85	1.45	+28	6.00	4.60	+30

BALANCE SHEET SEK M	30 Sept 2007	30 Sept 2006	Change %	31 Dec 2006
Intangible assets	11 117	6 375	+74	6 251
Property, plant and equipment	19 662	17 338	+13	17 677
Financial assets	3 772	3 471	+9	3 653
Inventories	24 576	18 108	+36	18 738
Current receivables	20 898	17 010	+23	17 837
Cash and cash equivalents	2 379	1 580	+51	1 745
Total assets	82 404	63 882	+29	65 901
Total equity	26 904	25 802	+4	27 198
Non-current interest-bearing liabilities	21 003	10 766	+95	10 370
Non-current noninterest-bearing liabilities	4 687	4 022	+17	4 187
Current interest-bearing liabilities	10 382	7 987	+30	8 185
Current non-interest-bearing liabilities	19 428	15 305	+27	15 961
Total equity and liabilities	82 404	63 882	+29	65 901
Net working capital *	*27 126*	*20 643*	*+31*	*21 352*
Loans	*28 186*	*15 268*	*+85*	*15 175*
Net debt **	*29 006*	*17 173*	*+69*	*16 811*
Minority interests in total equity	*1 083*	*955*	*+13*	*1 052*

*) Inventories + trade receivables excl. prepaid income taxes, excl. non-interest-bearing liabilities excl. tax liabilities.

**) Current and non-current interest-bearing liabilities including provisions for pensions.

Appendix 1 (cont)

CHANGE IN TOTAL EQUITY SEK M	Q1-3 2007	Q1-3 2006
Opening equity as shown in approved balance sheet for the preceding year	27 198	24 507
Currency translation differences	+90	-994
Equity settled share based payments	-133	-137
Effect of hedge accounting in accordance with IAS 39	+4	+208
Dividends	-4 207	-3 533
Purchase of minority shares in subsidiaries		-2
Redemption of own shares	-3 559	-
Net profit of the period 1)Change compared with year earlier at fixed exchange rates for comparable units. 2) As a result of the majority holding in Seco Tools AB, Sandvik consolidates this company. For comments, refer to the company's interim report.	+7 511	+5 753

CASH-FLOW STATEMENT SEK M	Q3 2007	Q3 2006	Q1-3 2007	Q1-3 2006
Cash flow from operating activities				
Income after financial income and expenses	+3 104	+2 583	+10 265	+7 963
Adjustment for depreciation and impairment losses	+710	+748	+2 261	+2 188
Adjustment for items that do not require the use of cash	-277	-157	-511	-70
Income tax paid	-510	-430	-2 419	-2 107
Cash flow from operating activities before changes in working capital	+3 027	+2 744	+9 596	+7 974
Changes in working capital				
Change in inventories	-1 442	-996	-5 026	-2 023
Change in operating receivables	+310	+303	-2 199	-1 343
Change in operating liabilities	+208	+737	+1 823	+2 036
Cash flow from operating activities	+2 103	+2 788	+4 194	+6 644
Cash flow from investing activities				
Aquisitions of companies and shares, net of cash acquired	-2 814	-232	-5 700	-1 081
Purchase of property, plant and equipment	-1 250	-1 212	-3 437	-3 403
Proceeds from sale of companies and shares, net of cash disposed of		-1	+358	+5
Proceeds from sale of property, plant and equipment	+164	+30	+312	+367
Net cash used in investing activities	-3 900	-1 415	-8 467	-4 112
Net cash flow after investing activities	-1 797	+1 373	-4 273	+2 532
Cash flow from financing activities				
Change in loans	+2 072	-1 624	+12 723	+1 162
Personnel options program	-9	-3	-98	-48
Redemption of own shares			-3 559	
Dividends paid			-4 207	-3 533
Net cash used in financing activities	+2 063	-1 627	+4 859	-2 419
Cash flow for the period	+266	-254	+586	+113
Cash and cash equivalents at beginning of the period	2 135	1 819	1 745	1 559
Exchange-rate differences in cash and cash equivalents	-22	+15	+48	-92
Cash and cash equivalents at the end of the period	2 379	1 580	2 379	1 580

Appendix 2

Parent company in brief

INCOME STATEMENT SEK M	Q3 2007	Q3 2006	Change %	Q1-3 2007	Q1-3 2006	Change %
Revenue	4 665	3 672	+27	15 434	12 815	+20
Cost of sales and services	-3 626	-2 722	+33	-11 749	-9 576	+23
Gross profit	1 039	950	+9	3 685	3 239	+14
Selling expenses	-142	-141	+1	-456	-412	+11
Administrative expenses	-448	-375	+19	-1 502	-1 275	+18
Research and development costs	-201	-154	+31	-664	-540	+23
Other operating income and expenses	-93	-200	-54	-389	-638	-39
Operating profit	155	80	+94	674	374	+80
Income from shares in group companies	142	3 032	-95	3 319	3 569	-7
Income from shares in associated companies	0	0	0	5	1	+400
Interest income and similar items	189	147	+29	456	456	0
Interest expenses and similar items	-257	-254	+1	-852	-658	+29
Profit after financial items	229	3 005	-92	3 602	3 742	-4
Appropriations	93	54	+72	362	273	+33
Income tax expense	-5	-25	-80	-173	-138	+25
Profit for the period	317	3 034	-90	3 791	3 877	-2

BALANCE SHEET SEK M	30 Sept 2007	30 Sept 2006	Change %	31 Dec 2006
Intangible assets	28	89	-69	51
Property, plant and equipment	5 608	5 069	+11	5 248
Financial assets	13 586	11 686	+16	11 802
Inventories	6 677	4 418	+51	4 599
Current receivables	17 972	17 598	+2	18 365
Cash and cash equivalents	13	31	-58	19
Total assets	43 884	38 891	+13	40 084
Total equity	10 532	8 305	+27	14 295
Untaxed reserves	2 720	3 115	-13	3 084
Provisions	270	363	-26	275
Non-current interest-bearing liabilities	11 740	4 208	+179	4 183
Non-current noninterest-bearing liabilities	9	11	-18	9
Current interest-bearing liabilities	13 658	19 367	-29	14 090
Current noninterest-bearing liabilities	4 955	3 522	+41	4 148
Total equity and liabilities	43 884	38 891	+13	40 084
Interest-bearing liabilities and provisions minus cash and cash equivalents and interest-bearing assets	11 678	9 563	+22	4 445
Investments in assets	802	682	+18	1 011

Appendix 3

Sales and operating profit

INVOICED SALES BY MARKET AREA

SEK M	Q3 2006	Q4 2006	Q1-4 2006	Q1 2007	Q2 2007	Q3 2007	Change Q3 %	Change Q3 %1)	Q1-3 2007
Europe	7 508	8 777	32 446	9 647	10 191	9 539	+27	+19	29 377
NAFTA	3 347	3 348	13 916	3 666	3 757	3 820	+14	+14	11 243
South America	1 102	1 276	4 339	1 158	1 461	1 360	+23	+21	3 980
Africa/Middle East	1 452	1 547	5 450	1 576	1 601	1 704	+17	+19	4 881
Asia	2 339	2 672	9 848	2 565	2 898	2 891	+24	+28	8 353
Australia	1 839	1 750	6 290	1 797	2 094	1 902	+3	-6	5 793
Group total	17 587	19 370	72 289	20 409	22 002	21 216	+21	+16	63 627

ORDER INTAKE BY BUSINESS AREA

SEK M	Q3 2006	Q4 2006	Q1-4 2006	Q1 2007	Q2 2007	Q3 2007	Change Q3 %	Change Q3 %1)	Q1-3 2007
Svk Tooling	5 268	5 673	22 730	6 321	6 440	5 991	+14	+10	18 752
Svk Mining and Construction	6 717	6 703	28 431	8 650	10 175	9 077	+35	+24	27 902
Svk Materials Technology	5 359	5 143	20 978	6 194	6 266	4 729	-12	-6	17 188
Seco Tools2)	1 275	1 438	5 540	1 564	1 557	1 454	+14	+15	4 575
Group activities	8	8	29	7	7	8			23
Group total	18 627	18 965	77 708	22 735	24 445	21 259	+14	+11	68 440

INVOICED SALES BY BUSINESS AREA

SEK M	Q3 2006	Q4 2006	Q1-4 2006	Q1 2007	Q2 2007	Q3 2007	Change Q3 %	Change Q3 %1)	Q1-3 2007
Svk Tooling	5 298	5 716	22 477	5 997	6 324	5 982	+13	+9	18 303
Svk Mining and Construction	6 518	6 904	25 001	7 298	8 186	8 424	+29	+19	23 908
Svk Materials Technology	4 501	5 334	19 337	5 604	5 982	5 363	+19	+23	16 949
Seco Tools2)	1 259	1 408	5 436	1 504	1 502	1 439	+14	+15	4 444
Group activities	11	9	38	7	8	8			24
Group total	17 587	19 370	72 289	20 409	22 002	21 216	+21	+16	63 627

OPERATING PROFIT BY BUSINESS AREA

SEK M	Q3 2006	Q4 2006	Q1-4 2006	Q1 2007	Q2 2007	Q3 2007	Change Q3 %	Q1-3 2007
Svk Tooling	1 235	1 347	5 191	1 437	1 568	1 442	+17	4 447
Svk Mining and Construction	952	1 002	3 672	1 102	1 269	1 260	+32	3 631
Svk Materials Technology	473	772	2 324	784	943	621	+31	2 348
Seco Tools2)	298	354	1 266	381	382	342	+15	1 105
Group activities	-104	-110	-385	-166	-69	-102		-337
Group total	2 854	3 365	12 068	3 538	4 093	3 563	+25	11 194

OPERATING MARGIN BY BUSINESS AREA

% OF INVOICING	Q3 2006	Q4 2006	Q1-4 2006	Q1 2007	Q2 2007	Q3 2007
Svk Tooling	23.3	23.6	23.1	24.0	24.8	24.1
Svk Mining and Construction	14.6	14.5	14.7	15.1	15.5	15.0
Svk Materials Technology	10.5	14.5	12.0	14.0	15.8	11.6
Seco Tools2)	23.7	25.1	23.3	25.4	25.4	23.8
Group total	16.2	17.4	16.7	17.3	18.6	16.8

1) Change compared with year earlier at fixed exchange rates for comparable units.
2) As a result of the majority holding in Seco Tools AB, Sandvik consolidates this company. For comments, refer to the company's interim report.

Attending to this matter, tel. direct line, fax direct line

KF/Anders Örbom, +46 26 26 10 30

2007-11-19

Your date

Your reference

Commission File No. 82-1463

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 10549
USA

Attention: Office of International
Corporate Finance, Mr Samuel Wolff,
Special Counsel

Re: Exemption Under Exchange Act
Rule 12g3-2(b); Commission
File No, 82-1463

Dear Sir:

In connection with the exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "Act") granted to Sandvik AB by the Securities and Exchange Commission (the "Commission") pursuant to Rule 12g3-2(b) promulgated under the Act, enclosed is Sandvik AB press Release Inventory impairment in Sandvik Materials Technology, dated 13 November 2007, which is being submitted under Rule 12g(b)1)(iii).

Sincerely,

SANDVIK AKTIEBOLAG; (publ)

Anders Örbom
Group Treasurer and VP Finance

SEC-brev Report 3rd quarter 2007

Postal address	Public Company (publ)	Telephone	Telefax
SANDVIK AB SE-811 81 SANDVIKEN SWEDEN	Reg.No 556000-3468 VAT No. SE663000060901 www.sandvik.com	+46 26 26 00 10	+46 26 26 10 76

Press
information

Inventory impairment in Sandvik Materials Technology

In compiling the figures for the October report, a need became evident to recognize an impairment loss on the value of inventory in the Sandvik Materials Technology business area. The negative effect of the impairment loss on operating earnings is estimated at current nickel price levels and tied-up capital to amount to about SEK 400 to 500 M during the fourth quarter of 2007.

The impairment loss is based on the rapid decline in nickel prices in recent months in combination with delays in orders and deliveries of standard products to inventory customers.

Sandviken, November 13, 2007

Sandvik AB; (publ)

For further information, contact Per Nordberg, Vice Executive President, Sandvik AB, tel +46 (0) 26-26 10 61 or Jan Lissåker, Vice President, Investor Relations, Sandvik AB, tel 026-26 10 23 or Joakim Westin, Investor Relations, Sandvik AB, tel +46 (0) 26-26 09 37.

Sandvik is a global industrial group with advanced products and world-leading positions in selected areas – tools for metal cutting, machinery and tools for rock excavation, stainless materials, special alloys, metallic and ceramic resistance materials as well as process systems. The Group had at the end of 2006 about 42,000 employees and representation in 130 countries, with annual sales of more than SEK 72,000 M.

END